17004837

MMISSION

SEC Mail Processing Section FEB 27 2017 Washington DC 415

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ANNUAL AUDITED REPORT FORM X-17 A-5 PART III

SEC FILE NUMBER
8-67048

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2016 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ultralat Capital Markets, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Brickell Avenue, Suite 1020
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Singer 561-784-8922
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Juan Pablo Galan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ultralat Capital Markets, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

MARCELO LEUS
Notary Public - State of Florida
My Comm. Expires Jul 31, 2018
Commission # FF 119802

(Signature)

CEO and President
(Title)

(Notary Public)
MARCELO LEUS

State of Florida
County of Miami-Dade
The foregoing instrument was acknowledged before me this 23 day of FEBRUARY, 2017 by JUAN PABLO GALAN who is personally known to me or who has produced FL DL. Lic# G453-420-71-344-0 as identification.

Marcelo Leus NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows. (Cash Flows)
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

Ultralat Capital Markets, Inc.

Statement of Financial Condition
December 31, 2016

CONTENTS

KAUFMAN|ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UltraLat Capital Markets, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of UltraLat Capital Markets, Inc. as of December 31, 2016 and the related notes to the financial statement. This financial statement is the responsibility of UltraLat Capital Markets, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UltraLat Capital Markets, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

Miami, Florida
February 22, 2017

ULTRALAT CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
CASH AND CASH EQUIVALENTS (NOTE 3)	$	3,947,570
RECEIVABLE FROM BROKER (NOTE 3)		25,894
DEPOSIT AT BROKER (NOTE 3)		150,000
PROPERTY AND EQUIPMENT, NET (NOTE 4)		127,242
OTHER ASSETS (NOTES 5 AND 8)		378,540
	$	4,629,246
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities (Note 8)	$	477,096
Income taxes payable (Note 6)		176,210
Deferred income taxes (Note 6)		29,000
Total liabilities		682,306
LEASE COMMITMENTS AND CONTINGENCIES (NOTES 5 AND 8)		
STOCKHOLDERS' EQUITY		3,946,940
	$	4,629,246

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

UltraLat Capital Markets, Inc. (the Company), is a member of the Financial Industry Regulatory Authority (FINRA) and is a registered broker dealer. The Company primarily acts in a principal capacity, buying and selling securities on a riskless basis with customers and other dealers within Latin America, principally Columbia. The Company is also authorized to buy and sell equities, mutual funds, corporate debt, and U.S. Government debt, for its customers, and charge a commission.

The Company is a majority owned subsidiary of Ultraholdings Group, Inc., (the Parent).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions and Revenue Recognition

The Company records all security transactions on the trade-date basis.

Dividend income is recognized on the accrual basis as determined by the ex-dividend date. Interest income is recognized on the accrual basis.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits. The Company does not expect any risk of loss with regard to these deposits.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and Amortization

Depreciation of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Furniture and fixtures	7 years
Leasehold improvements	6 years
Office equipment	2 - 5 years

Defined Contribution Plan

The Company maintains a 401(k) plan covering substantially all employees, with the Company matching up to 6% of employee payroll deferrals.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At December 31, 2016, the Company's "Net Capital" was $3,368,658 which exceeded requirements by $3,268,658. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.19 to 1 at December 31, 2016.

NOTE 3. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm whose principal office is in Jersey City, New Jersey. The Company has been operating under a verbal extension of an underlying agreement that expired in November 2016, while they negotiate terms of a new contract. At December 31, 2016, the deposit at broker, the receivable from broker and $3,870,857 of cash and cash equivalents are held by and due from this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 3. RISK CONCENTRATIONS (Continued)

Other Risk Concentrations (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and the securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2016 consisted of the following:

Furniture and fixtures	$	224,874
Office equipment		352,465
Leasehold improvements		209,623
Artwork		19,882
		816,844
Less: accumulated depreciation and amortization		689,602
	$	127,242

NOTE 5. LEASE COMMITMENTS

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring in 2022. The office facility lease is guaranteed by a related party (Note 7). The Company has a security deposit held by the landlord in the amount of $100,000. This amount is included in other assets in the accompanying statement of financial condition. In addition, the Company is obligated under a non-cancelable operating lease with the Affiliate for its foreign office facility in Bogota, Colombia, expiring in 2018.

NOTE 5. LEASE COMMITMENTS (Continued)

The Company is also obligated under a non-cancelable equipment lease expiring in 2018. The approximate minimum annual lease commitments for years subsequent to December 31, 2016 are as follows:

2017	213,000
2018	222,000
2019	213,000
2020	219,000
2021	226,000
Thereafter	232,000
	$ 1,325,000

NOTE 6. INCOME TAXES

At December 31, 2016, the net deferred tax liability amounted to $29,000 which resulted from temporary differences between financial and tax basis related to depreciation and amortization.

At December 31, 2016, $176,210 of income taxes were currently payable.

NOTE 7. RELATED PARTY TRANSACTIONS

Referral Fee Agreement

The Company has a sub-clearing agreement with a Colombian broker dealer, which is the sole stockholder of the Parent (the Affiliate). The Affiliate introduces foreign customers to the Company in exchange for approximately 75% of the gross revenue generated by the Company in the trading accounts of the foreign customers.

Office Lease

The Company's office lease has been guaranteed by the Affiliate. The Affiliate has also provided a letter of credit to the Company's landlord in lieu of a security deposit in the amount of $100,000.

NOTE 8. CONTINGENCIES

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings.

In December of 2015 the Company received a Wells notice from FINRA relating to some of the findings referred to in the FINRA referral to enforcement letter from the Company's 2013 cycle examination. These findings are the product of an investigation by FINRA into certain foreign bond transactions by customers between 2010 and 2012. The Company has responded to this notice, and is in the process of finalizing a settlement with FINRA and certain customers of the Company. At December 31, 2016 the Company recorded a settlement accrual for fines and customer restitution in the amount of approximately $198,000, which is included in accounts payable and accrued liabilities in the accompanying Statement of Financial Condition. The transactions in question were referred by the former sole stockholder of the Parent, and were executed by a former employee of the Company. The agreement between the Company and affiliate foreign finder indemnifies the Company for all liabilities arising from any breaches of the agreement with the Company. The former affiliate foreign finder has established a reserve fund specifically for any prospective liabilities from this matter. As such, the Company recorded a receivable from affiliate for the accrual amount, reflected in other assets in the accompanying Statement of Financial Condition. As a result of the indemnification agreement, no effect on net income is expected.

Additionally, as of December 31, 2016 and following a 2016 cycle exam, the Company was notified that some examination findings were referred to FINRA Enforcement Department for further review and consideration. The Company continues to vigorously contest these matters and no liability is currently recognized as these matters are pending final resolution. Based on the premature stage of these matters there is no assurance that the outcome (if any) will have a material impact on the Company's financials. The Company does not believe that these matters will have a material adverse effect in the Company's financial position, results of operations, or cash flows.